SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Electronic Systems Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

285848107

(CUSIP Number)

Travis L. Gering, Esq.

Wuersch & Gering LLP

100 Wall Street

10th Floor

New York, NY 10005

(212)-509-47-23

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285848107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Theodore Deinard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 285848107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Jennifer Quasha-Deinard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 285848107	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D/A relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock" or the “Shares”) of Electronic Systems Technology, Inc. (the "Issuer"), whose principal place of business is located at 415 N. Quay St., Bldg. B1, Kennewick, WA 99336.

This Schedule 13D/A is filed in respect of the change of beneficial ownership of Shares held by the Reporting Persons which occurred in a series of sale transactions as set forth on Schedule A attached hereto, which on August 7, 2018 exceeded an amount greater than one percent (1%) of the issued and outstanding Shares of the Issuer,

Item 2.  Identity and Background.

This Statement is filed by Theodore Deinard and Jennifer Quasha-Deinard (referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock.

The principal business address and present principal occupation or employment of each of the Reporting Persons is as follows:

Name	Business Address	Principal Occupation or Employment
Theodore Deinard	c/o Wuersch & Gering LLP 100 Wall Street – 10th Fl. New York, NY 10005	Investor
Jennifer Quasha-Deinard	c/o Wuersch & Gering LLP 100 Wall Street – 10th Fl. New York, NY 10005	Investor

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

This Schedule 13D/A pertains to disposition of all Shares as set forth on Schedule A attached hereto.  The source or amount of consideration paid for Shares is not applicable to the sale transactions reported on this Schedule 13D/A.

Item 4.  Purpose of Transaction.

The Reporting Persons disposed of all Shares of the Issuer in the ordinary course of their investment activities. The Reporting Persons have no current intention to acquire any Shares of the Issuer during the foreseeable future.

CUSIP No. 285848107	13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

Mr. Theodore Deinard ceased to be a director of the Issuer on June 1, 2018. Theodore Deinard is the spouse of Jennifer Quasha-Deinard and is deemed to be a beneficial owner of her shares. During the period between July 18, 2018 and August 8, 2018, the Reporting Persons sold all Shares of the Issuer beneficially owned by them as set forth on Schedule A attached hereto. As of the date of this report on Schedule 13D/A, Theodore Deinard owns zero (0) Shares of Common Stock of the Issuer, constituting 0.00% of the outstanding shares thereof; and Jennifer Quasha-Deinard owns zero (0) Shares of Common Stock of the Issuer, constituting 0.00% of the outstanding shares thereof. Neither Theodore Deinard nor Jennifer Quasha-Deinard retains any direct or indirect sole voting or sole dispositive power with respect to any Shares of Common Stock.  Neither Theodore Deinard nor Jennifer Quasha-Deinard retains any shared voting or shared dispositive power of the Issuer over any Shares of the Issuer. All of the sales of the Shares by the Reporting Persons were effectuated in open market transactions through various brokerage entities. No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 285848107	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Theodore Deinard
Theodore Deinard

/s/ Jennifer Quasha-Deinard
Jennifer Quasha-Deinard

CUSIP No. 285848107	13D	Page 7 of 7 Pages

Schedule A

Acquisitions of Shares during the Past 60 Days:

None

Sales of Shares during the Past 60 Days

	Amount	Price per Share
2018-07-18	-10,000	0.640
2018-07-19	-1,000	0.650
2018-07-19	-1,300	0.600
2018-08-01	-20,700	0.510
2018-08-01	-223	0.470
2018-08-07	-2,000	0.513
2018-08-07	-2,000	0.510
2018-08-07	-23,381	0.500
2018-08-08	-225,000	0.451
2018-08-08	-503	0.410